Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports third quarter 2025 results

•1.3% consolidated revenue growth delivered 1.5% higher adjusted EBITDA1
•Net earnings of $4,555 million, up $5,746 million with net earnings attributable to common shareholders of $4,502 million, or $4.84 per common share; 6.5% increase in adjusted net earnings1 of $733 million drove adjusted EPS1 of $0.79, up 5.3%
•Free cash flow1 increased 20.6% to $1,003 million; cash flows from operating activities up 3.9% to $1,914 million
•Wireless improvement continues: postpaid churn2 down 0.15 points to 1.13% – second consecutive quarter of year-over-year improvement; sequential improvement in year-over-year blended average revenue per user (ARPU)3,4,5,6
•26,111 total retail high-speed Internet net subscriber activations2, including through Ziply Fiber, contributed to 11.2% Internet revenue growth
•Crave subscriptions are at 4.3 million, as of early October 2025, driven by strong direct-to-consumer streaming growth
•Strong contribution from acquisition of Ziply Fiber on August 1, 2025

MONTRÉAL, November 6, 2025 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2025.

“Bell continues to deliver on its four strategic priorities – put the customer first; deliver the best fibre and wireless networks; lead in enterprise with AI-powered solutions; and build a digital media and content powerhouse – and this resolute focus is yielding results,” said Mirko Bibic, President and CEO, BCE and Bell Canada.

“BCE saw its consolidated revenue grow by 1.3%, delivering 1.5% higher adjusted EBITDA year-over-year. Net earnings also increased for a total of $4,555 million, with net earnings attributable to common shareholders of $4,502 million. This represents $4.84 per common share and is in addition to 20.6% growth in BCE’s free cash flow.

This is also the first quarter of reporting on Ziply Fiber in our new Bell CTS U.S. segment and they are yielding positive results with $160 million of operating revenue and $71 million of adjusted EBITDA, corresponding to a margin7 of 44.4%.

We are focused on the core areas that are delivering returns for our investors. As I unveiled at BCE’s Investor Day on October 14, we have a three-year strategic plan to continue driving growth, supported by a disciplined capital allocation strategy tailored to a reshaped operating environment.

Bell’s purpose is to advance how people connect to each other and the world. As we enter the end of 2025, we remain committed to our foundation and to the disciplined execution of our strategic plan."

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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
3 ARPU is defined as Bell CTS Canada wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
4 In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
5 In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base in Bell CTS Canada as at December 31, 2024, as we stopped selling new plans for this service as of that date.
6 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base in Bell CTS Canada as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently, in Bell CTS Canada, we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
7 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

KEY BUSINESS Developments

Delivering sustainable free cash flow growth
•On October 14, 2025, BCE hosted its Investor Day outlining its three-year strategic plan focused on delivering sustainable free cash flow growth through fibre, wireless, AI-powered enterprise solutions and digital media. This growth is expected to drive total return for shareholders, supported by a disciplined capital allocation strategy tailored to a reshaped operating environment.

Deliver the best fibre and wireless networks
•Bell, with AST SpaceMobile, recently announced the successful completion of a satellite direct-to-cell 4G voice over LTE (VoLTE) call, video call, broadband data connectivity and video streaming over a Canadian wireless network. The demonstration lays the groundwork for Bell's planned nationwide deployment of low Earth orbit direct-to-cell service in 2026.
•Following its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, Bell announced that it had completed the redemption, prior to maturity, of all of Ziply Fiber's outstanding debt securities.
•Bell announced that it is expanding and enhancing wireless connectivity in over 220 communities with new towers and infrastructure upgrades, which will support faster speeds, better coverage, and increased reliability for millions of customers.
•Bell and the Government of New Brunswick announced a joint initiative to expand wireless infrastructure across the province with 10 new wireless sites, providing more New Brunswickers with access to Bell’s powerful 5G and 5G+ networks.

Lead in enterprise with AI-powered solutions
•Bell launched Bell Cyber, unifying the cybersecurity solutions offered across Bell’s ecosystem, delivering a one-stop, end-to-end security platform for network, cloud, and endpoint. It is part of a sovereign, Canadian-controlled threat intelligence capability that secures Canada's critical infrastructure and helps public and private customers reduce dependency on foreign feeds and risks.
•Bell forged a strategic partnership with Simon Fraser University to advance Canada’s AI and sovereign supercomputing ecosystem. This includes connecting the Cedar Supercomputing Centre with the future Bell AI Fabric site at Thompson Rivers University, providing Canadian researchers and industry users with computational resources, as well as expanding research opportunities.

Build a digital media and content powerhouse

•Bell launched Bell Streaming, offering exclusive duo and trio bundles of Crave, Netflix, and Disney+ for its residential customers. Customers can save up to 25% with these bundles with the flexibility to manage their subscriptions through Bell.
•TSN, RDS and the Montreal Canadiens announced a long-term partnership ensuring Canada’s Sports Leaders remain home to Montreal Canadiens regional broadcasts. Matchups will continue to be available to subscribers located in the team’s designated broadcast region on TSN, RDS, and streaming live through the networks’ digital platforms, featuring 50 games on TSN and 45 on RDS.
•TSN and True North Sports + Entertainment announced a long-term rights extension for Winnipeg Jets regional broadcasts, ensuring Canada’s Sports Leader is home to Jets games for years to come. Games will continue to be available to viewers located in the team’s designated broadcast region and streaming live through the network’s digital platforms.
•Bell Media and Tubi, Fox Corporation’s ad-supported streaming service, announced a long-term strategic partnership across ad sales and content distribution, including Canadian titles from Bell Media's market-leading, on-demand catalogue and FAST channel lineup. The partnership also includes plans to co-develop original content for distribution on Tubi globally, across Bell Media platforms in Canada, and through Sphere Abacus.
•Bell Media and iHeartMedia announced a long-term extension of their exclusive partnership, solidifying a commitment to deliver unparalleled audio entertainment experiences to audiences across Canada through iHeartRadio Canada. The renewed deal also sees Bell Media receive Canadian representation of iHeartRadio’s extensive podcast portfolio, creating new opportunities for advertisers.
•Bell Media and Crave announced its Standard With Ads tier is now available on Prime Video, offering more choice and value for customers, while giving advertisers powerful opportunities to reach Crave’s highly engaged audience.
•Bell Media, in partnership with Environics Analytics (EA), announced the launch of its new Outcomes Measurement solution for TV campaigns. This measurement product will give advertisers a clear, comprehensive, and privacy-first way to connect ad exposure to real-world outcomes including sales, leads, spend, and more.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2025	Q3 2024	% change
BCE
Operating revenues	6,049	5,971	1.3%
Net earnings (loss)	4,555	(1,191)	n.m.
Net earnings (loss) attributable to common shareholders	4,502	(1,237)	n.m.
Adjusted net earnings	733	688	6.5%
Adjusted EBITDA	2,762	2,722	1.5%
Net earnings (loss) per common share (EPS)	4.84	(1.36)	n.m.
Adjusted EPS	0.79	0.75	5.3%
Cash flows from operating activities	1,914	1,842	3.9%
Capital expenditures	(891)	(954)	6.6%
Free cash flow	1,003	832	20.6%

BCE operating revenues were $6,049 million in Q3 2025, up 1.3% compared to Q3 2024. This was the result of 0.8% higher service revenue of $5,329 million and a 5.1% increase in product revenue to $720 million. The increase in service revenue reflects the acquisition of Ziply Fiber on August 1, 2025, now part of the new Bell Communication and Technology Services (Bell CTS) U.S. segment, partly offset by year-over-year declines at Bell CTS Canada and Bell Media.

Net earnings in Q3 2025 increased $5,746 million to $4,555 million, compared to a net loss of $1,191 million in Q3 2024, and net earnings attributable to common shareholders totalled $4,502 million, or $4.84 per share, compared to a net loss attributable to common shareholders of $1,237 million, or ($1.36) per share, in Q3 2024.
•The year-over-year increases were mainly due to higher gains on investments resulting from the sale of our minority stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and lower impairment of assets, primarily in our Bell Media segment, partly offset by higher income taxes.

Adjusted net earnings were up 6.5% in Q3 to $733 million, delivering a 5.3% increase in adjusted EPS to $0.79.

Adjusted EBITDA grew 1.5% in Q3 to $2,762 million, reflecting the contribution of Bell CTS U.S., partly offset by decreases of 6.7% and 0.6% at Bell Media and Bell CTS Canada, respectively. Higher operating revenue was moderated by higher operating expenses of 1.2%, reflecting the operating expenses of Ziply Fiber since August 1, 2025, moderated by decreased labour costs attributable to workforce reductions as well as technology and automation-enabled operating efficiencies across the organization. This resulted in an adjusted EBITDA margin of 45.7%, essentially stable year over year, up 0.1 points from 45.6% in Q3 2024.

BCE capital expenditures in Q3 2025 were $891 million, down 6.6% from $954 million in Q3 last year, corresponding to a capital intensity8 of 14.7%, compared to 16.0% in Q3 2024.
•The year-over-year decrease is consistent with a planned reduction in capital spending largely attributable to slower FTTP footprint expansion in Canada, in part due to regulatory decisions that discourage network investment. BCE capital expenditures in Q3 2025 included $128 million in capital investments in the U.S. focused on the continued expansion of Ziply Fiber’s FTTP network.

BCE cash flows from operating activities in Q3 were $1,914 million, up 3.9% from Q3 2024.
•The year-over-year increase was mainly due to higher cash from working capital and lower severance and other costs paid, partly offset by higher interest paid and higher income taxes paid.

Free cash flow increased 20.6% to $1,003 million from $832 million in Q3 2024.
•The year-over-year increase was mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, lower capital expenditures and lower cash dividends paid on preferred shares.

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8 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell CTS

On August 1, 2025, BCE completed its acquisition of Ziply Fiber and implemented the new Bell CTS U.S. segment. The results of the Canadian wireless and wireline operations are reported in Bell CTS Canada.

Bell CTS operating revenues increased 2.4% to $5,408 million in Q3 2025 compared to Q3 2024, driven by both higher service and product revenue. The increase in service revenue reflects the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada.

Bell CTS adjusted EBITDA9 grew 2.3% in Q3 to $2,525 million, reflecting the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada. Bell CTS margin was stable at 46.7%.

Bell CTS added 26,111 total net new retail high-speed Internet subscribers in Q3 2025, down 38.4% from 42,415 in Q3 2024. The decrease reflects a year-over-year decline at Bell CTS Canada, partly offset by the contribution from Bell CTS U.S.

Bell CTS retail high-speed Internet subscribers2,6,10,11 totalled 4,890,297 at the end of Q3 2025, up 9.7% compared to Q3 2024. The increase reflects the contribution of Bell CTS U.S., partly offset by a modest decline at Bell CTS Canada. On August 1, 2025, our retail high-speed Internet subscriber base increased by 442,225 as a result of the acquisition of Ziply Fiber.

Bell CTS’ retail IPTV net subscriber2 (losses) activations decreased by 16,218 net subscribers in Q3 2025, compared to a net activations of 9,197 in Q3 2024, reflecting net losses at both Bell CTS Canada and Bell CTS U.S.

At the end of Q3 2025, Bell CTS served 2,090,561 retail IPTV subscribers2,10,11,12, a 2.0% decrease over Q3 2024. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution of Bell CTS U.S. On August 1, 2025, our retail IPTV subscriber base increased by 6,089 as a result of the acquisition of Ziply Fiber.

Retail residential NAS net losses2 improved by 3.5% to 45,990 in Q3 2025, reflecting fewer net losses at Bell CTS Canada compared to Q3 2024, partly offset by the contribution of net subscriber losses at Bell CTS U.S.

Bell CTS’ retail residential NAS customer base2,10,11 totalled 1,766,361 at the end of Q3 2025, representing a 5.9% decline compared to Q3 2024. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution of Bell CTS U.S. On August 1, 2025, our retail residential NAS subscriber base increased by 84,440 as a result of the acquisition of Ziply Fiber.

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9 Bell CTS adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.
10 In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 442,225, 6,089 and 84,440 subscribers, respectively.
11 In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441, and 14,150 subscribers, respectively, in Bell CTS Canada as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers in Bell CTS Canada to adjust for prior year customer deactivations following a review of customer accounts.
12 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 in Bell CTS Canada to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

Bell CTS Canada

Bell CTS Canada operating revenue decreased 0.6% to $5,248 million in Q3 2025 compared to Q3 2024, due to lower service revenue, partly offset by higher product revenue.

Bell CTS Canada service revenue was down 1.5% in Q3 to $4,528 million, reflecting:
•ongoing declines in legacy voice, data and TV services;
•greater acquisition, retention and bundle discounts on residential services compared to Q3 2024;
•lower mobile phone blended average revenue per user (ARPU).

These factors were partly offset by:
•expansion of our mobile phone, mobile connected device and retail Internet subscriber bases;
•increased sales of AI-powered solutions driven by growth at Ateko and Bell Cyber.

Bell CTS Canada product revenue was up 5.1% in Q3 to $720 million, driven by higher wireless device sales to consumers from higher upgrade volumes and contracted activations.

Bell CTS Canada adjusted EBITDA decreased 0.6% in Q3 on the flow-through of lower year-over-year revenue. However, margin increased to 46.8% from 46.7% in Q3 2024, due to a 0.6% reduction in operating costs reflecting:
•decreased labour costs;
•savings from our customer service centres driven by improved call placement and reduced call volumes;
•permanent closures of The Source stores;
•technology and automation-enabled operating efficiencies across the organization.

Postpaid mobile phone net subscriber2 activations totalled 11,511 in Q3, down 65.2% from 33,111 in Q3 2024. The year-over-year decrease was the result of 15.6% lower gross subscriber activations, due to a less active market, slowing population growth attributable to government immigration policies, and fewer bring-your-own-device activations reflecting our focus on higher-value subscriber loadings.

This was partly offset by a lower mobile phone postpaid customer churn rate, which improved 15 basis points to 1.13%, reflecting our improvements to customer service and focus on retention.

Prepaid mobile phone net subscriber2 activations totalled 56,507 in Q3, compared to 69,085 in Q3 2024; Q3 2024 being our best quarterly result since Q3 2019. The decline was due to 7.0% lower gross activations reflecting slowing population growth attributable to government immigration policies and higher mobile phone prepaid customer churn, which increased to 5.10% from 4.66% in Q3 last year.

Bell’s mobile phone customer base2,4,5,6 totalled 10,398,934 at the end of Q3 2025, a 0.4% increase over Q3 2024, comprised of 9,525,355 postpaid subscribers, up 0.5%, and 873,579 prepaid customers, down 1.6%. In Q3 2025, we adjusted our postpaid mobile phone subscriber base to remove 51,541 customers with no usage following a review of a public sector customer account.

Mobile phone blended ARPU was down 0.4% to $58.04 in Q3 2025 from $58.26 in Q3 2024. The decrease was due to:
•ongoing but abating competitive pricing pressures in the quarter on rate plans and greater discounting;
•lower overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue as a result of decreased travel to the United States.

Mobile connected device2 net activations increased 48.5% in Q3 2025 to 83,505 from 56,216 in Q3 2024, driven by fewer data device deactivations and increased connected car subscriptions.

At the end of Q3 2025, mobile connected device subscribers2,4 totalled 3,252,554, an increase of 10.5% over last year. In Q3 2025, we adjusted our connected device subscriber base to remove 7,867 customers with no usage following a review of a public sector customer account.

Bell CTS Canada retail high-speed Internet net subscriber2 activations totalled 21,426, compared to 42,415 in Q3 2024. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decline reflects:
•aggressive promotional offers by competitors offering cable, wholesale fibre, fixed wireless and satellite Internet services;
•less new fibre footprint expansion compared to last year;
•slowing industry growth given lower immigration and slower housing starts.

Bell CTS Canada’s retail IPTV customer base2,11,12 decreased by 16,161 net subscribers in Q3 2025, compared to a net activations of 9,197 in Q3 2024. The year-over-year decrease was due mainly to:
•less pull-through as a result of lower Internet volumes;
•lower customer activations on our Fibe TV streaming service;
•greater competitive intensity and substitution to OTT services.

Bell CTS Canada retail residential NAS2,11 net subscriber losses improved by 10.1% to 42,866 in Q3 2025, due to fewer customer deactivations.

Bell CTS U.S.

Bell CTS U.S. operating revenues were $160 million in Q3 2025, reflecting:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's fibre network, which benefitted in the quarter from the continued expansion of fibre-to-the-premise (FTTP) footprint;
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet/non-switched access, and other data transport networking options.

Bell CTS U.S. adjusted EBITDA was $71 million in Q3 2025, corresponding to a margin of 44.4%. Operating costs were $89 million.

Bell CTS U.S. retail high-speed Internet net subscriber2 activations totalled 4,685 in Q3 2025, driven by Ziply Fiber’s continued expansion of its fibre footprint, as well as strong penetration.

Bell CTS U.S. retail residential NAS net subscriber2 losses were 3,124 in Q3 2025, reflecting ongoing substitution to wireless and Internet-based technologies.

Bell Media

Bell Media operating revenue decreased 6.4% to $732 million in Q3 2025, due mainly to lower year-over-year advertising and subscriber revenues. The result in Q3 2024 included favourable retroactive adjustments to subscriber revenues related to contracts with Canadian TV distributors.

Advertising revenue was down 11.5% in Q3 2025, compared to the same period last year, due to continued lower demand for traditional advertising, primarily impacting conventional and entertainment specialty channels, as well as lower year-over-year audio advertising revenues attributable to the previously announced divestiture of 45 radio stations. These factors were partly offset by higher digital video advertising revenue reflecting growth in Connected TV and ad-supported subscription tiers on Crave, as well as higher digital out-of-home revenues.

Subscriber revenue decreased 5.2% in Q3 2025, due to the favourable retroactive adjustments in Q3 2024 referenced above, partly offset by continued Crave and sports direct-to-consumer streaming subscriber growth.

Total Crave subscriptions increased 24% from last year to 4.2 million at the end of Q3 2025, driven by a 67% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 38%. As of early October 2025, Crave has 4.3 million subscribers.

Adjusted EBITDA in Q3 2025 was down 6.7% to $237 million as result of lower year-over-year operating revenue. Notwithstanding the decrease in revenue, margin was relatively stable at

32.4% compared to 32.5% in Q3 2024, reflecting a 6.3% decrease in operating costs attributable to lower content costs, decreased labour costs and other operating efficiencies.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on January 15, 2026 to shareholders of record at the close of business on December 15, 2025.

OUTLOOK FOR 2025
BCE confirmed its financial guidance targets for 2025, as provided on February 6, 2025, and as updated on May 8, 2025 with respect to the annualized common dividend per share and on August 7, 2025 with respect to the acquisition of Ziply Fiber, which closed on August 1, 2025, as per the table below.

	2024 Results	2025 Guidance (Previous)	2025 Guidance (August 7)
Revenue growth	(1.1%)	(3%) to 1%	0% to 2%
Adjusted EBITDA growth	1.7%	(2%) to 2%	0% to 2%
Capital intensity	16%	Approx. 14%	Approx. 15%
Adjusted EPS growth[13]	(5.3%)	(13%) to (8%)	(13%) to (10%)
Free cash flow growth	(8.1%)	11% to 19%	6% to 11%
Annualized common dividend per share	$3.99	$1.75	$1.75

For 2025, we expect:
•wireless and broadband competitive pricing flowthrough pressure from 2024, lower subscriber loadings, decreased wireless product sales and higher media content and programming costs to impact revenue and adjusted EBITDA;
•a slowdown of our fibre build in Canada and efficiencies from transformation initiatives to drive lower capital expenditures;
•lower adjusted EPS due to increased interest expense, higher depreciation and amortization expense, and a higher number of common shares outstanding due to the implementation in January and April 2025 of a discounted treasury DRP. On May 7, 2025, BCE terminated the discounted treasury issuance feature under the DRP. Revised adjusted EPS guidance as of August 7 does not reflect any purchase price allocation (PPA) due to Ziply Fiber acquisition as valuation is expected to be completed on December 31, 2025;
•lower capital expenditures to drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2025 financial guidance targets are based, as well as the principal related risk factors.

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13 Revised adjusted EPS guidance as of August 7 does not reflect any purchase price allocation (PPA) due to Ziply Fiber acquisition as valuation is expected to be completed on December 31, 2025.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q3 2025 results on Thursday, November 6 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085. You will be asked to enter Conference ID 61556#. A replay will be available until midnight on February 4, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 61556#. A live audio webcast of the conference call will be available on BCE's website at BCE Q3-2025 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q3 2025	Q3 2024
Net earnings (loss) attributable to common shareholders	4,502	(1,237)
Reconciling items:
Severance, acquisition and other costs
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans
Net equity losses on investment in associates and Joint Ventures
Net gains on investments
Early debt redemption costs
Impairment of assets
Income taxes for above reconciling items
	82 (31) - (5,175) 154 970 239	49 (42) 154 (66) - 2,113 (258)
Non-controlling interest (NCI) for the above reconciling items	(8)	(25)
Adjusted net earnings	733	688

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q3 2025	Q3 2024
Cash flows from operating activities	1,914	1,842
Capital expenditures	(891)	(954)
Cash dividends paid on preferred shares	(28)	(43)
Cash dividends paid by subsidiaries to NCI	(25)	(14)
Acquisition and other costs paid	33	1
Free cash flow	1,003	832

($ millions)

	Q3 2025	Q3 2024
Cash flows from operating activities	1,914	1,842
Capital expenditures	(891)	(954)
Cash dividends paid on preferred shares	(28)	(43)
Cash dividends paid by subsidiaries to NCI	(25)	(14)
Acquisition and other costs paid	33	1
Free cash flow	1,003	832
Principal payment of lease liabilities	(297)	(305)
Free cash flow after payment of lease liabilities	706	527

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA and Bell CTS adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss).

The following table is a reconciliation of net earnings to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

($ millions)

	Q3 2025	Q3 2024
Net earnings (loss)
Severance, acquisition and other costs
Depreciation
Amortization
Finance costs
Interest expense
Net return on post-employment benefit plans
Impairment of assets
Gains on investments
Other expense
	4,555 82 969 340 457 (26) 970 (5,175) 95	(1,191) 49 934 325 440 (16) 2,113 (66) 129
Income taxes	495	5
BCE adjusted EBITDA	2,762	2,722
Less: Bell Media adjusted EBITDA	(237)	(254)
Bell CTS adjusted EBITDA	2,525	2,468

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada's largest communications company14, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

_______________________
14 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s 2025 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share); BCE’s three-year strategic plan focused on delivering sustainable growth to drive total return for shareholders; Bell Canada's planned nationwide deployment of low Earth orbit direct-to-cell service in 2026; network upgrade and deployment plans, and the benefits expected to result therefrom; the strategic partnership between Bell Canada and Simon Fraser University to collaborate on advancing Canada's AI and sovereign supercomputing ecosystem; the planned launch of Bell AI Fabric’s AI data center at Thompson Rivers University, and the benefits expected to result therefrom; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 6, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 6, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Considerable uncertainty remains around U.S. tariffs and how changes to global trade relationships will affect economic growth and consumer prices in Canada. In particular, we have assumed:
•Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.2% in 2025, representing a decrease from the earlier estimate of 1.8%
•Low population growth driven by government policies designed to reduce the inflow of newcomers
•Modest growth in consumer spending supported by lower interest rates
•Slowing business investment, particularly by businesses in sectors most reliant on U.S. markets
•Easing consumer price index (CPI) inflation
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Near-term resolution to the U.S. government shutdown

Canadian Market Assumptions
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

U.S. Market Assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets

•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or Voice over Internet Protocol (VoIP) offerings

Assumptions Applicable to our Bell CTS Canada Segment
•Stable or slight decrease in our market share of national operators' wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Improving wireless handset device availability in addition to stable device pricing and margins
•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Applicable to our Bell CTS U.S. Segment

•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses within our footprint
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience improvements
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
•An estimated post-employment benefit plans service cost of approximately $205 million
•An estimated net return on post-employment benefit plans of approximately $100 million
•Depreciation and amortization expense of approximately $5,200 million to $5,250 million
•Interest expense of approximately $1,800 million to $1,850 million
•Interest paid of approximately $1,825 million to $1,875 million
•An average effective tax rate of approximately 17%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $40 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 930 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on November 6, 2025, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2025 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2025 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including from trade tariffs and other protective government measures, including the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, inflation, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services, higher costs and supply chain disruptions; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the failure to successfully expand Ziply Fiber’s fibre network and optimize its existing copper network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; the intensity of competitive activity in Ziply Fiber’s services market in the U.S., and the failure to effectively respond to fragmented and rapidly evolving competitive dynamics; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; Ziply Fiber is subject to significant regulation in the U.S. which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; the failure to comply with the non-U.S. ownership rules and our regulatory obligations imposed by the Federal Communications Commission; changes to tax legislation in the U.S., Canada, or other relevant jurisdictions, or to its interpretation or enforcement, may affect Ziply Fiber’s income tax position, as well as our effective tax rate and the after-tax returns we derive from Ziply Fiber’s U.S. operations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2024 Annual MD&A dated March 6, 2025 and BCE’s 2025 First, Second and Third Quarter MD&As dated May 7, 2025, August 6, 2025 and November 5, 2025, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.